Third Quarter Report 2022

Financial Statements

WHEATON
PRECIOUS METALS

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2022	2021	2022	2021
Sales	6	$218,836	$268,957	$829,002	$923,468
Cost of sales
Cost of sales, excluding depletion		$60,955	$62,529	$205,891	$219,757
Depletion	12	55,728	54,976	178,812	195,458
Total cost of sales		$116,683	$117,505	$384,703	$415,215
Gross margin		$102,153	$151,452	$444,299	$508,253
General and administrative expenses	7	8,360	7,932	27,448	26,572
Share based compensation	8	77	4,139	11,586	13,746
Donations and community investments	9	1,406	1,524	3,379	3,712
Reversal of impairment of mineral stream interests	13	(10,330)	-	(10,330)	-
Earnings from operations		$102,640	$137,857	$412,216	$464,223
Gain on disposal of mineral stream interest	12	(104,425)	-	(104,425)	-
Other (income) expense	10	(2,799)	1,108	(3,448)	(2,194)
Earnings before finance costs and income taxes		$209,864	$136,749	$520,089	$466,417
Finance costs	19.3	1,398	1,379	4,209	4,309
Earnings before income taxes		$208,466	$135,370	$515,880	$462,108
Income tax (expense) recovery	25	(12,006)	(433)	(12,879)	955
Net earnings		$196,460	$134,937	$503,001	$463,063
Basic earnings per share		$0.435	$0.300	$1.114	$1.029
Diluted earnings per share		$0.434	$0.299	$1.112	$1.026
Weighted average number of shares outstanding
Basic	23	451,757	450,326	451,402	449,977
Diluted	23	452,386	451,717	452,221	451,369

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [2]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2022	2021	2022	2021
Net earnings		$196,460	$134,937	$503,001	$463,063
Other comprehensive income
Items that will not be reclassified to net earnings
Loss on LTIs¹	17	$(10,718)	$(18,468)	$(44,503)	$(21,011)
Income tax recovery (expense) related to LTIs	25	546	627	701	(1,989)
Total other comprehensive loss		$(10,172)	$(17,841)	$(43,802)	$(23,000)
Total comprehensive income		$186,288	$117,096	$459,199	$440,063

1)	LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [3]

Condensed Interim Consolidated Balance Sheets
	Note	As at September 30	As at December 31
(US dollars in thousands - unaudited)		2022	2021
Assets
Current assets
Cash and cash equivalents	24	$494,618	$226,045
Accounts receivable	11	11,536	11,577
Other	26	14,764	12,102
Total current assets		$520,918	$249,724
Non-current assets
Mineral stream interests	12	$5,807,056	$5,905,797
Early deposit mineral stream interests	14	46,092	34,741
Mineral royalty interest	15	6,606	6,606
Long-term equity investments	17	190,472	61,477
Convertible notes receivable	16	-	17,086
Property, plant and equipment	18	4,505	5,509
Other	27	11,946	15,211
Total non-current assets		$6,066,677	$6,046,427
Total assets		$6,587,595	$6,296,151
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$11,274	$13,939
Current taxes payable	25	6,163	132
Current portion of performance share units	22.1	10,407	14,807
Current portion of lease liabilities	19.2	803	813
Total current liabilities		$28,647	$29,691
Non-current liabilities
Performance share units	22.1	3,661	11,498
Lease liabilities	19.2	1,348	2,060
Deferred income taxes	25	1,954	100
Pension liability		3,173	2,685
Total non-current liabilities		$10,136	$16,343
Total liabilities		$38,783	$46,034
Shareholders' equity
Issued capital	20	$3,741,211	$3,698,998
Reserves	21	7,464	47,036
Retained earnings		2,800,137	2,504,083
Total shareholders' equity		$6,548,812	$6,250,117
Total liabilities and shareholders' equity		$6,587,595	$6,296,151

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [4]

Condensed Interim Consolidated Statements of Cash Flows
		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2022	2021	2022	2021
Operating activities
Net earnings		$196,460	$134,937	$503,001	$463,063
Adjustments for
Depreciation and depletion		56,129	55,445	180,004	196,869
Gain on disposal of mineral stream interest	12	(104,425)	-	(104,425)	-
Reversal of impairment of mineral stream interests	13	(10,330)	-	(10,330)	-
Interest expense	19.3	22	30	72	324
Equity settled stock based compensation		1,568	1,315	4,407	3,946
Performance share units	22.1	(1,654)	2,824	(11,231)	(7,128)
Pension expense		291	294	720	710
Income tax expense (recovery)	25	12,006	433	12,879	(955)
Loss (gain) on fair value adjustment of share purchase warrants held	10	204	1,246	1,101	2,392
Fair value (gain) loss on convertible note receivable	16	-	490	1,380	(4,136)
Investment income recognized in net earnings		(1,953)	(178)	(2,696)	(275)
Other		(349)	(9)	(1,821)	685
Change in non-cash working capital	24	4,728	4,434	(3,825)	(5,341)
Cash generated from operations before income taxes and interest		$152,697	$201,261	$569,236	$650,154
Income taxes recovered (paid)		(29)	-	(141)	(51)
Interest paid		(22)	(31)	(73)	(401)
Interest received		1,851	57	2,374	154
Cash generated from operating activities		$154,497	$201,287	$571,396	$649,856
Financing activities
Bank debt repaid	19.1	$-	$-	$-	$(195,000)
Credit facility extension fees	19.1	(1,205)	(54)	(1,207)	(1,727)
Share purchase options exercised	21.2	-	183	7,549	5,719
Lease payments	19.2	(201)	(196)	(603)	(583)
Dividends paid	20.2, 24	(59,487)	(57,235)	(176,604)	(160,784)
Cash (used for) generated from financing activities		$(60,893)	$(57,302)	$(170,865)	$(352,375)
Investing activities
Mineral stream interests	12	$(46,675)	$(1,055)	$(107,476)	$(216,845)
Early deposit mineral stream interests	14	(750)	(750)	(1,500)	(1,500)
Mineral royalty interest	15	-	-	-	(3,571)
Closing costs on disposal of mineral stream interests	12, 24	(139)	-	(139)	-
Acquisition of long-term investments	17	-	(5,076)	(22,768)	(7,453)
Proceeds on disposal of long-term investments	17	-	-	-	112,188
Dividends received	10	102	110	322	110
Other		(69)	(171)	(194)	(691)
Cash (used for) generated from investing activities		$(47,531)	$(6,942)	$(131,755)	$(117,762)
Effect of exchange rate changes on cash and cash equivalents		$(81)	$(39)	$(203)	$48
Increase in cash and cash equivalents		$45,992	$137,004	$268,573	$179,767
Cash and cash equivalents, beginning of period		448,626	235,446	226,045	192,683
Cash and cash equivalents, end of period	24	$494,618	$372,450	$494,618	$372,450
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [5]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2021	449,458	$3,646,291	$83,077	$21,855	$6,815	$15,135	$126,882	$1,941,398	$5,714,571
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$328,126	$328,126
OCI [1]		-	-	-	-	(5,159)	(5,159)	-	(5,159)
Total comprehensive income		$-	$-	$-	$-	$(5,159)	$(5,159)	$328,126	$322,967
Income tax recovery (expense)		$1,106	$-	$-	$-	$-	$-	$-	$1,106
SBC [1] expense		-	-	1,030	1,602	-	2,632	-	2,632
Options [1] exercised	290	6,632	-	(1,096)	-	-	(1,096)	-	5,536
RSUs [1] released	117	2,815	-	-	(2,815)	-	(2,815)	-	-
Dividends (Note 20.2)	406	17,938	-	-	-	-	-	(121,487)	(103,549)
Realized gain on disposal of LTIs ¹ (Note 21.4)		-	-	-	-	(53,119)	(53,119)	53,119	-
At June 30, 2021	450,271	$3,674,782	$83,077	$21,789	$5,602	$(43,143)	$67,325	$2,201,156	$5,943,263
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$134,937	$134,937
OCI [1]		-	-	-	-	(17,841)	(17,841)	-	(17,841)
Total comprehensive income		$-	$-	$-	$-	$(17,841)	$(17,841)	$134,937	$117,096
Income tax recovery (expense)		$(269)	$-	$-	$-	$-	$-	$-	$(269)
SBC [1] expense		-	-	518	797	-	1,315	-	1,315
Options [1] exercised	7	213	-	(30)	-	-	(30)	-	183
Dividends (Note 20.2)	229	10,306	-	-	-	-	-	(67,541)	(57,235)
At September 30, 2021	450,507	$3,685,032	$83,077	$22,277	$6,399	$(60,984)	$50,769	$2,268,552	$6,004,353
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$291,822	$291,822
OCI [1]		-	-	-	-	6,686	6,686	-	6,686
Total comprehensive income		$-	$-	$-	$-	$6,686	$6,686	$291,822	$298,508
Income tax recovery (expense)		$974	$-	$-	$-	-	$-	$-	$974
SBC [1] expense		-	-	518	797	-	1,315	-	1,315
Options [1] exercised	102	2,680	-	(446)	-	-	(446)	-	2,234
Dividends (Note 20.2)	255	10,312	-	-	-	-	-	(67,579)	(57,267)
Realized gain on disposal of LTIs ¹ (Note 21.4)		-	-	-	-	(11,288)	(11,288)	11,288	-
At December 31, 2021	450,864	$3,698,998	$83,077	$22,349	$7,196	$(65,586)	$47,036	$2,504,083	$6,250,117
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$306,541	$306,541
OCI [1]		-	-	-	-	(33,628)	(33,628)	-	(33,628)
Total comprehensive income		$-	$-	$-	$-	$(33,628)	$(33,628)	$306,541	$272,913
Income tax recovery (expense)		$500	$-	$-	$-	$-	$-	$-	$500
SBC [1] expense		-	-	1,145	1,694	-	2,839	-	2,839
Options [1] exercised	330	8,989	-	(1,440)	-	-	(1,440)	-	7,549
RSUs [1] released	88	2,534	-	-	(2,534)	-	(2,534)	-	-
Dividends (Note 20.2)	410	18,279	-	-	-	-	-	(135,396)	(117,117)
At June 30, 2022	451,692	$3,729,300	$83,077	$22,054	$6,356	$(99,214)	$12,273	$2,675,228	$6,416,801
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$196,460	$196,460
OCI [1]		-	-	-	-	(10,173)	(10,173)	-	(10,173)
Total comprehensive income		$-	$-	$-	$-	$(10,173)	$(10,173)	$196,460	$186,287
Income tax recovery (expense)		$3,644	$-	$-	$-	$-	$-	$-	$3,644
SBC [1] expense		-	-	642	925	-	1,567	-	1,567
Dividends (Note 20.2)	271	8,267	-	-	-	-	-	(67,754)	(59,487)
Realized loss on disposal of LTIs ¹ (Note 21.4)		-	-	-	-	3,797	3,797	(3,797)	-
At September 30, 2022	451,963	$3,741,211	$83,077	$22,696	$7,281	$(105,590)	$7,464	$2,800,137	$6,548,812
1) Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [6]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

1.	Description of Business and Nature of Operations
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) under the symbol WPM.

As of September 30, 2022, the Company has 30 long-term purchase agreements (three of which are early deposit agreements), with 22 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or "PMPA") relating to 21 mining assets which are currently operating, 13 which are at various stages of development and 3 which have been placed in care and maintenance or have been closed, located in 13 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is either a fixed price or fixed percentage of the market price by contract, generally at or below the prevailing market price.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2022 were authorized for issue as of November 3, 2022 in accordance with a resolution of the Board of Directors.

Partner Operations
Wheaton continues to review our partners’ operations to understand their policies and procedures around the COVID-19 pandemic. We have been advised that each operation will make decisions according to their local situation and applicable laws, as well as considering the health and safety of their employees. There can be no assurance that our partners’ operations will remain operational, or operate at expected levels, for the duration of the COVID-19 pandemic.

2.	Basis of Presentation and Statement of Compliance
These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2021 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2022 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

During the first quarter, the Company changed the classification for stock option expense (Note 21.2), RSU expense (Note 21.3), and PSU expense (Note 22.1) within the Condensed Interim Consolidated Statement of Earnings from General and Administrative expense to Share Based Compensation as management believes this presentation provides more useful information to the readers of the financial statements. Additionally, the Company changed the classification for donations and community investments within the Condensed Interim Consolidated Statement of Earnings from General and Administrative expense to Donations and Community Investments (Note 9).
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [7]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

These changes have been retrospectively applied to all periods presented.

3.	Significant Accounting Policies
3.1.	Future Changes to Accounting Policies

The IASB has issued the following new or amended standards:

Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the following would be recognized:
•
a deferred tax asset to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities; and

•	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.
The implementation of this amendment is not expected to have a material impact on the Company.

Amendment to IAS 1- Presentation of Financial statements
The amendments to IAS 1 clarify the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is unaffected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The implementation of this amendment is not expected to have a material impact on the Company.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its financial statements.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments
The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the condensed interim consolidated financial statements are described below.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [8]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

Key Sources of Estimation Uncertainty
4.1.	Attributable Reserve, Resource and Exploration Potential Estimates
Mineral stream interests are significant assets of the Company, with a carrying value of $5.9 billion at September 30, 2022, inclusive of early deposit agreements. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

4.2.	Depletion
The Company’s mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets
The Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. In addition, the Company also monitors the estimated recoverable reserves and resources as well as operational developments and other matters at the mining properties in respect of which the Company has PMPAs for indications of impairment or impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

4.4.	Valuation of Stock Based Compensation
The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 21.2, 21.3, and 22.1, respectively.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [9]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

Critical Accounting Judgments
4.5.	Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 28. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s judgement of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

4.6.	Income Taxes
The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Note 28 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.

5.	Financial Instruments
5.1.	Capital Risk Management
The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 19) and equity attributable to common shareholders, comprising of issued capital (Note 20), accumulated reserves (Note 21) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 19).

The Company is in compliance with the debt covenants at September 30, 2022, as described in Note 19.1.

5.2.	Categories of Financial Assets and Liabilities
The non-revolving term loan, which required regularly scheduled payments of interest and principal, was carried at amortized cost. Trade receivables from sales of cobalt and other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan and the other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method. The following table summarizes the classification of the Company’s financial assets and liabilities:

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [10]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

	Note	September 30	December 31
(in thousands)		2022	2021
Financial assets
Financial assets mandatorily measured at FVTNE [1]
Cash and cash equivalents	24	$494,618	$226,045
Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 11	1,824	1,716
Long-term investments - warrants held		492	1,536
Convertible note receivable	16	-	17,086
Investments in equity instruments designated at FVTOCI [1]
Long-term investments - common shares held	17	189,980	59,941
Financial assets measured at amortized cost
Non-revolving term loan	16, 26	-	816
Trade receivables from sales of cobalt	11	7,213	9,488
Other accounts receivable	11	2,499	373
Total financial assets		$696,626	$317,001
Financial liabilities
Financial liabilities at amortized cost
Accounts payable and accrued liabilities		$11,274	$13,935
Pension liability		3,173	2,685
Total financial liabilities		$14,447	$16,620

1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income

5.3.	Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. Additionally, the outstanding accounts receivable from the sales of cobalt are supported by a $10 million letter of credit. Finally, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables on these sales in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at September 30, 2022 is considered to be negligible.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [11]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		September 30	December 31
(in thousands)	Note	2022	2021
Cash and cash equivalents	24	$494,618	$226,045
Trade receivables from provisional concentrate sales, net of fair value adjustment	11	1,824	1,716
Trade receivables from sales of cobalt	11	7,213	9,488
Other accounts receivables	11	2,499	373
Non-revolving term loan	16, 26	-	816
Convertible notes receivable	16	-	17,086
Maximum exposure to credit risk related to financial assets		$506,154	$255,524

5.4.	Liquidity Risk
The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at September 30, 2022, the Company had cash and cash equivalents of $495 million (December 31, 2021 - $226 million) and working capital of $492 million (December 31, 2021 - $220 million).

The Company holds equity investments of several companies (Note 17) with a combined market value at September 30, 2022 of $190 million (December 31, 2021 - $61 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows.

As at September 30, 2022
(in thousands)	2022	2023 - 2024	2025 - 2026	After 2026	Total
Non-derivative financial liabilities
Accounts payable and accrued liabilities	$11,274	$-	$-	$-	$11,274
Performance share units [1]	-	13,338	730	-	14,068
Total	$11,274	$13,338	$730	$-	$25,342

1)	See Note 22.1 for estimated value per PSU at maturity and anticipated performance factor at maturity.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [12]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

5.5.	Currency Risk
The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	September 30	December 31
(in thousands)	2022	2021
Monetary assets
Cash and cash equivalents	$331	$1,567
Accounts receivable	102	155
Long-term investments - common shares held	51,607	59,517
Long-term investments - warrants held	492	1,536
Convertible note receivable	-	17,086
Non-revolving term loan	-	816
Other long-term assets	3,269	3,534
Total Canadian dollar denominated monetary assets	$55,801	$84,211
Monetary liabilities
Accounts payable and accrued liabilities	$7,222	$9,001
Performance share units	11,224	21,079
Lease liability	1,420	1,919
Pension liability	3,173	2,685
Total Canadian dollar denominated monetary liabilities	$23,039	$34,684

The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at September 30, 2022
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease
Increase (decrease) in net earnings	$(1,885)	$1,885
Increase (decrease) in other comprehensive income	5,161	(5,161)
Increase (decrease) in total comprehensive income	$3,276	$(3,276)

	As at December 31, 2021
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease
Increase (decrease) in net earnings	$(999)	$999
Increase (decrease) in other comprehensive income	5,952	(5,952)
Increase (decrease) in total comprehensive income	$4,953	$(4,953)

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [13]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

5.6.	Interest Rate Risk
The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the three and nine months ended September 30, 2022, the weighted average effective interest rate paid by the Company on its outstanding borrowings was Nil (2022 - 1.17%).

During the three and nine months ended September 30, 2022 and September 30, 2021, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $Nil and $0.2 million, respectively.

5.7.	Other Price Risk
The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the three and nine months ended September 30, 2022 and 2021 would have increased/decreased by approximately $19 million and $7 million respectively, as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		September 30, 2022
(in thousands)	Note	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	24	$494,618	$494,618	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	11	1,824	-	1,824	-
Long-term investments - common shares held	17	189,980	189,980	-	-
Long-term investments - warrants held	17	492	-	492	-
		$686,914	$684,598	$2,316	$-

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [14]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

		December 31, 2021
(in thousands)	Note	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	24	$226,045	$226,045	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	11	1,716	-	1,716	-
Long-term investments - common shares held	17	59,941	59,941	-	-
Long-term investments - warrants held	17	1,536	-	1,536	-
Kutcho Convertible Note	16	17,086	-	-	17,086
		$306,324	$285,986	$3,252	$17,086

The non-revolving term loan, which required regularly scheduled payments of interest and principal, was carried at amortized cost. Trade accounts receivables, other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan as well as other receivables are reported net of allowances for uncollectable amounts.

When balances are outstanding, the Company’s bank debt (Note 19.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.8.1.	Valuation Techniques for Level 1 Assets
Cash and Cash Equivalents
The Company’s cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

Long-Term Investments in Common Shares Held
The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.8.2.	Valuation Techniques for Level 2 Assets
Accounts Receivable Arising from Sales of Metal Concentrates
The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

Long-Term Investments in Warrants Held
The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

5.8.3.	Valuation Techniques for Level 3 Assets
Convertible Note Receivable
At February 18, 2022 (the date the Kutcho Convertible Note was terminated) and December 31, 2021, the fair value of the Kutcho Convertible Note (Note 16), which is not traded in an active market, was determined by reference to the value of the shares the Company would receive if the right to convert the note into shares was exercised. This convertible note receivable is classified within Level 3 of the fair value hierarchy and any changes in fair value are reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense (Note 10).

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [15]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

6.	Revenue

	Three Months Ended September 30				Nine Months Ended September 30
(in thousands)	2022		2021		2022		2021
Sales
Gold credit sales	$107,128	49%	$121,416	45%	$410,646	50%	$418,734	45%
Silver
Silver credit sales	$88,143	40%	$114,222	43%	$312,056	38%	$388,940	42%
Concentrate sales	12,127	6%	16,365	6%	52,773	6%	64,984	7%
Total silver sales	$100,270	46%	$130,587	49%	$364,829	44%	$453,924	49%
Palladium credit sales	$8,838	4%	$13,834	5%	$25,574	3%	$36,932	4%
Cobalt sales	$2,600	1%	$3,120	1%	$27,953	3%	$13,878	2%
Total sales revenue	$218,836	100%	$268,957	100%	$829,002	100%	$923,468	100%

Gold, Silver and Palladium Credit Sales
Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.

Concentrate Sales
Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

Cobalt Sales
Cobalt is sold to a third-party sales agent who generally on-sells the cobalt to Wheaton approved third party customers. Revenue from the sale of cobalt is recognized once the third-party customer and sales terms have been agreed to between Wheaton and the third-party sales agent, which is also the date that control of the cobalt is transferred to the third-party sales agent. Should the sales agent retain the cobalt for their own use, revenue is recognized once the sales terms have been agreed to between Wheaton and the third-party sales agent and the product has been delivered, which is also the date that control of the cobalt is transferred to the third-party sales agent.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [16]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

7.	General and Administrative

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Corporate
Salaries and benefits	$3,551	$3,302	$11,700	$10,599
Depreciation	289	275	865	827
Professional fees	276	572	1,098	2,857
Business travel	221	76	686	114
Director fees	251	266	852	816
Employer health tax	40	37	748	675
Audit and regulatory	623	503	2,340	2,281
Insurance	550	515	1,585	1,254
Other	866	786	2,648	2,313
General and administrative - corporate	$6,667	$6,332	$22,522	$21,736
Subsidiaries
Salaries and benefits	$1,078	$981	$3,335	$3,027
Depreciation	112	99	327	297
Professional fees	149	264	408	534
Business travel	55	-	124	24
Director fees	50	50	150	150
Insurance	10	8	34	29
Other	239	198	548	775
General and administrative - subsidiaries	$1,693	$1,600	$4,926	$4,836
Consolidated general and administrative	$8,360	$7,932	$27,448	$26,572

8.	Share Based Compensation

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2022	2021	2022	2021
Equity settled share based compensation [1]
Stock options	21.2	$642	$518	$1,788	$1,547
RSUs	21.3	925	797	2,619	2,399
Cash settled share based compensation
PSUs	22.1	$(1,490)	$2,824	$7,179	$9,800
Total share based compensation		$77	$4,139	$11,586	$13,746

1)	Equity settled stock based compensation is a non-cash expense.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [17]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

9.	Donations and Community Investments

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Local donations and community investments [1]	$438	$427	$1,345	$1,123
Partner donations and community investments [2]	968	1,053	1,869	1,745
COVID-19 and community support and response fund	-	44	165	844
Total donations and community investments	$1,406	$1,524	$3,379	$3,712

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners' operations.

10.	Other (Income) Expense

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2022	2021	2022	2021
Interest income		$(1,851)	$(68)	$(2,374)	$(165)
Dividends received		(102)	(110)	(322)	(110)
Foreign exchange (gain) loss		(1,049)	(516)	(1,069)	121
Net (gain) loss arising on financial assets mandatorily measured at FVTPL ¹
(Gain) loss on fair value adjustment of share purchase warrants held		204	1,246	1,101	2,392
(Gain) loss on fair value adjustment of convertible notes receivable	16	-	490	1,380	(4,136)
Other		(1)	66	(2,164)	(296)
Total other (income) expense		$(2,799)	$1,108	$(3,448)	$(2,194)

1)	FVTPL refers to Fair Value Through Profit or Loss

11.	Accounts Receivable

		September 30	December 31
(in thousands)	Note	2022	2021
Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$1,824	$1,716
Trade receivables from sales of cobalt	6	7,213	9,488
Other accounts receivable		2,499	373
Total accounts receivable		$11,536	$11,577

The trade receivables from sales of cobalt generally have extended payment terms with outstanding amounts being supported by a $10 million letter of credit.

As a result of a banking holiday in Canada on September 30, 2022, payment for gold and silver credit sales amounting to $2 million was received on October 3, 2022. This has been reflected as a component of Other Accounts Receivable.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [18]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

12.	Mineral Stream Interests

Nine Months Ended September 30, 2022
Cost				Accumulated Depletion & Impairment [1]					Carrying Amount Sep 30, 2022
(in thousands)	Balance Jan 1, 2022	Additions (Reductions)	Balance Sep 30, 2022	Balance Jan 1, 2022	Depletion	Disposal	Impairment Reversal	Balance Sep 30, 2022
Gold interests
Salobo	$3,059,876	$-	$3,059,876	$(621,937)	$(40,987)	-	$-	$(662,924)	$2,396,952
Sudbury [2]	623,864	-	623,864	(316,695)	(18,306)	-	-	(335,001)	288,863
Constancia	140,058	-	140,058	(36,269)	(6,576)	-	-	(42,845)	97,213
San Dimas	220,429	-	220,429	(53,706)	(8,019)	-	-	(61,725)	158,704
Stillwater [3]	239,352	-	239,352	(19,567)	(3,168)	-	-	(22,735)	216,617
Other [4]	761,334	97,569	858,903	(396,542)	(1,002)	-	-	(397,544)	461,359
	$5,044,913	$97,569	$5,142,482	$(1,444,716)	$(78,058)	$-	$-	$(1,522,774)	$3,619,708
Silver interests
Peñasquito	$524,626	$-	524,626	$(202,608)	$(20,978)	$-	$-	$(223,586)	$301,040
Antamina	900,343	-	900,343	(320,291)	(26,821)	-	-	(347,112)	553,231
Constancia	302,948	-	302,948	(97,064)	(10,377)	-	-	(107,441)	195,507
Other [5]	1,438,974	1,047	1,440,021	(845,779)	(29,836)	(35,997)	10,330	(901,282)	538,739
	$3,166,891	$1,047	$3,167,938	$(1,465,742)	$(88,012)	$(35,997)	$10,330	$(1,579,421)	$1,588,517
Palladium interests
Stillwater [3]	$263,721	$-	$263,721	$(30,891)	$(4,662)	-	$-	$(35,553)	$228,168
Platinum interests
Marathon	$-	$9,425	$9,425	$-	$-	-	$-	$-	$9,425
Cobalt interests
Voisey's Bay [6]	$393,422	$-	$393,422	$(21,801)	$(10,383)	-	$-	$(32,184)	$361,238
	$8,868,947	$108,041	$8,976,988	$(2,963,150)	$(181,115)	$(35,997)	$10,330	$(3,169,932)	$5,807,056

1)
Includes cumulative impairment charges to September 30, 2022 as follows: Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
Comprised of the Minto, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Santo Domingo, Fenix, Blackwater Marathon, Goose and Curipamba gold interests.

5)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Cozamin, Blackwater and Curipamba silver interests. The Keno Hill PMPA was terminated on September 7, 2022. On August 18, 2022, the Company announced that it had entered into an agreement with Glencore plc ("Glencore") to terminate its silver stream on the Yauliyacu Mine in Peru for a cash payment of $150 million, less the aggregate value of any deliveries to Wheaton, prior to closing, of silver produced subsequent to December 31, 2021. As at September 30, 2022, the net termination payment is estimated to be approximately $136 million. The closing of the transaction is contingent on Glencore divesting the Yauliyacu mine by December 31, 2022 and certain other customary conditions. Glencore retains the option to terminate the silver stream even if it does not divest the Yauliyacu mine by December 31, 2022.

6)
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [19]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

	Year Ended December 31, 2021
	Cost			Accumulated Depletion & Impairment [1]				Carrying Amount Dec 31, 2021
(in thousands)	Balance Jan 1, 2021	Additions (Reductions)	Balance Dec 31, 2021	Balance Jan 1, 2021	Depletion	Impairment Reversal	Balance Dec 31, 2021
Gold interests
Salobo	$3,059,876	$-	$3,059,876	$(550,532)	$(71,405)	$-	$(621,937)	$2,437,939
Sudbury [2]	623,864	-	623,864	(302,848)	(13,847)	-	(316,695)	307,169
Constancia	136,058	4,000	140,058	(30,489)	(5,780)	-	(36,269)	103,789
San Dimas	220,429	-	220,429	(38,227)	(15,479)	-	(53,706)	166,723
Stillwater [3]	239,352	-	239,352	(15,042)	(4,525)	-	(19,567)	219,785
Other [4]	402,232	359,102	761,334	(394,706)	(1,836)	-	(396,542)	364,792
	$4,681,811	$363,102	$5,044,913	$(1,331,844)	$(112,872)	$-	$(1,444,716)	$3,600,197
Silver interests
Peñasquito	$524,626	$-	$524,626	$(174,054)	$(28,554)	$-	$(202,608)	$322,018
Antamina	900,343	-	900,343	(273,409)	(46,882)	-	(320,291)	580,052
Constancia	302,948	-	302,948	(85,904)	(11,160)	-	(97,064)	205,884
Other [5]	1,281,228	157,746	1,438,974	(806,253)	(39,526)	-	(845,779)	593,195
	$3,009,145	$157,746	$3,166,891	$(1,339,620)	$(126,122)	$-	$(1,465,742)	$1,701,149
Palladium interests
Stillwater [3]	$263,721	$-	$263,721	$(22,332)	$(8,559)	$-	$(30,891)	$232,830
Cobalt interests
Voisey's Bay [6]	$393,422	$-	$393,422	$(165,912)	$(12,606)	$156,717	$(21,801)	$371,621
	$8,348,099	$520,848	$8,868,947	$(2,859,708)	$(260,159)	$156,717	$(2,963,150)	$5,905,797

1)
Includes cumulative impairment charges to December 31, 2021 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Santo Domingo, Fenix and Blackwater gold interests.
5)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Cozamin and Blackwater silver interests. The Keno Hill PMPA was terminated on September 7, 2022.

6)
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [20]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2022			December 31, 2021
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Gold interests
Salobo	$2,004,478	$392,474	$2,396,952	$2,045,466	$392,473	$2,437,939
Sudbury [1]	244,450	44,413	288,863	244,109	63,060	307,169
Constancia	90,727	6,486	97,213	96,808	6,981	103,789
San Dimas	54,299	104,405	158,704	60,574	106,149	166,723
Stillwater [2]	191,816	24,801	216,617	196,853	22,932	219,785
Other [3]	27,025	434,334	461,359	28,025	336,767	364,792
	$2,612,795	$1,006,913	$3,619,708	$2,671,835	$928,362	$3,600,197
Silver interests
Peñasquito	$227,335	$73,705	$301,040	$237,720	$84,298	$322,018
Antamina	206,157	347,074	553,231	232,977	347,075	580,052
Constancia	184,730	10,777	195,507	194,364	11,520	205,884
Other [4]	228,915	309,824	538,739	272,620	320,575	593,195
	$847,137	$741,380	$1,588,517	$937,681	$763,468	$1,701,149
Palladium interests
Stillwater [2]	$219,460	$8,708	$228,168	$222,859	$9,971	$232,830
Platinum interests
Marathon	$-	$9,425	$9,425	$-	$-	$-
Cobalt interests
Voisey's Bay	$320,413	$40,825	$361,238	$330,795	$40,826	$371,621
	$3,999,805	$1,807,251	$5,807,056	$4,163,170	$1,742,627	$5,905,797

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)
Comprised of the Minto, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose and Curipamba gold interests.

4)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in these financial statements), 777, Marmato, Cozamin, Blackwater and Curipamba silver interests. The Keno Hill PMPA was terminated on September 7, 2022. On August 18, 2022, the Company announced that it had entered into an agreement with Glencore to terminate its silver stream on the Yauliyacu Mine in Peru for a cash payment of $150 million, less the aggregate value of any deliveries to Wheaton, prior to closing, of silver produced subsequent to December 31, 2021. Wheaton has agreed to terminate the stream in order to help facilitate the sale by Glencore of the Yauliyacu Mine. As at September 30, 2022, the net termination payment is estimated to be approximately $136 million. The closing of the transaction is contingent on Glencore divesting the Yauliyacu mine by December 31, 2022 and certain other customary conditions. Glencore retains the option to terminate the silver stream even if it does not divest the Yauliyacu mine by December 31, 2022.

Acquisition of Curipamba Precious Metals Purchase Agreement
On January 17, 2022, the Company announced that it had entered into a PMPA (the “Curipamba PMPA”) with Adventus Mining Corporation (“Adventus”) in respect of gold and silver production from the Curipamba Project located in Ecuador (the “Curipamba Project”). Under the Curipamba PMPA, Wheaton will purchase an amount of gold equal to 50% of the payable gold production until 145,000 ounces have been delivered, thereafter dropping to 33% of payable gold production for the life of the mine and an amount of silver equal to 75% of the payable silver production until 4.6 million ounces have been delivered, thereafter dropping to 50% for the life of mine. Under the terms of the Curipamba PMPA, the Company is committed to pay Adventus total upfront cash consideration of $175.5 million, $13 million of which is available pre-construction and $500,000 of which will be paid to support certain local community development initiatives around the Curipamba Project. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied. In addition, Wheaton will make ongoing
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [21]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

production payments for the gold and silver ounces delivered equal to 18% of the spot prices until the value of gold and silver delivered, net of the production payment, is equal to the upfront consideration of $175.5 million, at which point the production payment will increase to 22% of the spot prices.

Acquisition of Marathon Precious Metals Purchase Agreement
On January 26, 2022, the Company entered into a PMPA with Gen Mining (the “Marathon PMPA”) in respect of gold and platinum production from the Marathon Project located in Ontario, Canada (the “Marathon Project”). Under the Marathon PMPA, Wheaton will purchase an amount of gold equal to 100% of the payable gold production until 150,000 ounces have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine and an amount of platinum production equal to 22% of the payable platinum production until 120,000 ounces have been delivered, thereafter dropping to 15% for the life of mine. Under the terms of the Marathon PMPA, the Company is committed to pay Gen Mining total upfront cash consideration of $181 million (Cdn$240 million), of which $16 million (Cdn$20 million) was paid on March 31, 2022 and $15 million (Cdn$20 million) was paid on September 7, 2022. The remainder is to to be paid in four staged installments during construction, subject to various customary conditions being satisfied and pre-determined completion tests. In addition, Wheaton will make ongoing production payments for the gold and platinum ounces delivered equal to 18% of the spot prices until the value of gold and platinum delivered, net of the production payment, is equal to the upfront consideration of Cdn$240 million, at which point the production payment will increase to 22% of the spot prices.

Acquisition of Goose Precious Metals Purchase Agreement
On February 8, 2022, the Company announced that it had entered into a PMPA (the “Goose PMPA”) with Sabina Gold & Silver Corp. (“Sabina”) in respect of gold production from the Goose Project, part of Sabina’s Back River Gold District located in Nunavut, Canada (the “Goose Project”). Under the Goose PMPA, Wheaton will purchase an amount of gold equal to 4.15% of the payable gold production until 130,000 ounces have been delivered, dropping to 2.15% until 200,000 ounces have been delivered, and thereafter dropping to 1.5% of the payable gold production for the life of mine. Under the terms of the Goose PMPA, the Company is committed to pay Sabina an upfront payment of $125 million in four equal installments during construction of the Goose Project, subject to customary conditions. The initial payment of $31.25 million was paid on September 28, 2022.

In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 18% of the spot gold price until the value of gold delivered, net of the production payment, is equal to the upfront consideration of $125 million, at which point the production payment will increase to 22% of the spot gold price.

Amendment to the Marmato PMPA
On March 21, 2022, the Company amended its PMPA with Aris Mining Corporation (“Aris Mining”) in respect of the Marmato PMPA. Under the terms of the amended agreement, Wheaton will purchase 10.5% of the gold production and 100% of the silver production from the Marmato Upper and Lower mines until 310,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 5.25% of the gold production and 50% of the silver production for the life of mine. This increases the gold stream from the original Marmato PMPA under which Wheaton was entitled to purchase 6.5% of the gold production until 190,000 ounces were delivered, after which the stream was to drop to 3.25% of the gold production. The silver stream is unchanged. Under the terms of the amended Marmato PMPA, the Company is committed to pay Aris Mining total upfront cash payments of $175 million ($65 million relating to the increase in the gold stream). Of this amount, $53 million ($15 million relating to the increase in the gold stream) has been paid and the remaining amount is payable during the construction of the Marmato Lower Mine, subject to customary conditions.

Termination of the Keno Hill PMPA
On October 2, 2008, the Company entered into a PMPA (the “Keno Hill PMPA”) with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the silver produced by Alexco’s Keno Hill mine in Canada. On September 7, 2022, Hecla Mining Company (“Hecla”) completed the previously announced acquisition of all of the outstanding common shares of Alexco. In connection with this acquisition, the Company entered an agreement with Hecla to terminate the Keno Hill PMPA effective September 7, 2022 in exchange for 34,800,989 common shares of Hecla valued at $141 million (the “Hecla shares”1), resulting in a gain on disposal of the Keno Hill PMPA in the amount of $104 million, calculated as follows:

1 The Hecla shares represent approximately 6% of Hecla’s current issued and outstanding shares and are subject to a six month hold period from the closing date of September 7, 2022.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [22]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

(in thousands)
Fair value of Hecla Mining Company shares received	$140,596
Less: carrying value after impairment reversal, plus closing costs	(36,171)
Gain on disposal of the Keno Hill PMPA	$104,425

13.	Reversal of Impairment of Mineral Stream Interests

Keno Hill – Impairment Reversal
At December 31, 2015, the Company determined there to be an impairment charge of $10.5 million relative to the Keno Hill PMPA due to the suspension of operations at the Bellekeno mine.

As discussed in Note 12, on September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for 34,800,989 common shares of Hecla valued at $141 million. This value exceeded the carrying amount of the Keno Hill PMPA that would have been determined, net of depletion, had no impairment charge been recognized for the Keno Hill PMPA. As a result, an impairment reversal of $10.3 million has been recorded for the three and nine months ended September 30, 2022, which represents a full reversal of the impairment charge recorded in the year ended December 31, 2015, net of depletion that otherwise would have been recorded. The recoverable amount of the Keno Hill PMPA was determined based on the value of the consideration received in exchange for its termination, and as such is classified within Level 1 of the fair value hierarchy.

14.	Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 28 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Mineral Stream Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement
Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine
Cotabambas	Panoro	Peru	13,000	127,000	140,000	25% ³	100% ³	Life of Mine
Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine
			$45,352	$323,000	$368,352
1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 28 for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Kutcho – Contract Modifications
As discussed in Note 16, on February 18, 2022, the Company agreed to modify the Kutcho Early Deposit Agreement, including the elimination of the drop-down in attributable gold and silver to 66.7% once certain thresholds had been achieved, and eliminating the requirement to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

15.	Mineral Royalty Interests
On January 5, 2021, the Company paid $3 million for an existing 2.0% net smelter return royalty interest on the first 600,000 ounces of gold mined from ore extracted from the Brewery Creek quartz mineral claims located in the Yukon Territories, Canada owned by Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp. (“Golden Predator”) and any mineral tenure derived therefrom, and a 2.75% net smelter returns royalty interest thereafter (the
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [23]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

“Brewery Creek Royalty”).  The Brewery Creek Royalty agreement provides, among other things, that Golden Predator may reduce the 2.75% net smelter returns royalty interest to 2.125%, on payment of the sum of Cdn$2 million to Wheaton.

Additionally, the Company has a 0.5% net smelter return royalty interest in the Metates properties (the “Metates Royalty”) located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Metates Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

16.	Convertible Notes Receivable
Kutcho Copper Corp.
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which had a seven year term to maturity, carried interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first seven interest payments. The deferred interest carried interest at 15% per annum, compounded semi-annually.

In addition to the Kutcho Convertible Note, on November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho had drawn $0.8 million (Cdn$1.0 million). The credit facility carried interest at 15% per annum, compounded monthly.

Effective February 18, 2022, the Company agreed to settle and terminate the Kutcho Convertible Note and the non-revolving term loan with Kutcho in exchange for shares of Kutcho valued at $6.7 million in addition to certain other modifications to the Kutcho Early Deposit Agreement, including the elimination of the drop-down in attributable gold and silver to 66.7% once certain thresholds had been achieved, and eliminating the requirement to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Convertible Notes Receivable Valuation Summary
The fair value of the Kutcho Convertible Note, which was not traded in an active market, was determined by reference to the value of the shares the Company would receive if the right to convert the note into shares was exercised.

A summary of the fair value of the Kutcho Convertible Note and the fair value changes recognized as a component of the Company’s net earnings during the nine months ended September 30, 2022 and 2021 is presented below:

Nine Months Ended September 30, 2022
(in thousands)	Fair Value at Dec 31, 2021	Amount Advanced	Termination	Fair Value Adjustment Gains (Losses)	Fair Value at Sep 30, 2022
Kutcho	$ 17,086	$ -	$ (15,706)	$ (1,380)	$ -

Nine Months Ended September 30, 2021
(in thousands)	Fair Value at Dec 31, 2020	Amount Advanced	Termination	Fair Value Adjustment Gains (Losses)	Fair Value at Sep 30, 2021
Kutcho	$ 11,353	$ -	$ -	$ 4,136	$ 15,489

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [24]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

17.	Long-Term Equity Investments

	September 30	December 31
(in thousands)	2022	2021
Common shares held	$189,980	$59,941
Warrants held	492	1,536
Total long-term equity investments	$190,472	$61,477

Common Shares Held

	Three Months Ended September 30, 2022
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Jun 30, 2022	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Sep 30, 2022	Realized Loss on Disposal
Bear Creek	13,264	8.65%	$ 8,235	$ -	$ -	$ (2,622)	$ 5,613	$ -
Sabina	31,095	5.67%	25,579	-	-	(852)	24,727	-
Kutcho	18,640	14.97%	4,340	-	-	(1,008)	3,332	-
Hecla	35,012	5.88%	-	141,450	-	(3,502)	137,948	-
Other			21,949	3,746	(4,601)	(2,734)	18,360	(3,797)
Total			$ 60,103	$ 145,196	$ (4,601)	$ (10,718)	$ 189,980	$ (3,797)

1)	Disposals during 2022 were made as a result of the acquisition of the companies to which the shares relate by unrelated third party entities.
2)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended September 30, 2021
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Jun 30, 2021	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Sep 30, 2021	Realized Gain on Disposal
Bear Creek	13,264	10.67%	$ 17,338	$ -	$ -	$ (6,407)	$ 10,931	$ -
Sabina	11,700	3.29%	16,520	-	-	(3,113)	13,407	-
Other			50,029	5,076	-	(8,948)	46,157	-
Total			$ 83,887	$ 5,076	$ -	$ (18,468)	$ 70,495	$ -

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [25]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

	Nine Months Ended September 30, 2022
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2021	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Sep 30, 2022	Realized Loss on Disposal
Bear Creek	13,264	8.65%	$ 12,764	$ -	$ -	$ (7,151)	$ 5,613	$ -
Sabina	31,095	5.67%	13,381	19,833	-	(8,487)	24,727	-
Kutcho	18,640	14.97%	-	11,722	-	(8,390)	3,332	-
Hecla	35,012	5.88%	-	141,450	-	(3,502)	137,948	-
Other			33,796	6,138	(4,601)	(16,973)	18,360	(3,797)
Total			$ 59,941	$ 179,143	$ (4,601)	$ (44,503)	$ 189,980	$ (3,797)

1)	Disposals during 2022 were made as a result of the acquisition of the companies to which the shares relate by unrelated third party entities
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Nine Months Ended September 30, 2021
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2020	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Sep 30, 2021	Realized Gain on Disposal
Bear Creek	13,264	10.67%	$ 32,609	$ -	$ -	$ (21,678)	$ 10,931	$ -
Sabina	11,700	3.29%	30,233	-	-	(16,826)	13,407	-
First Majestic	-	0.00%	95,984	-	(112,188)	16,204	-	60,530
Other			37,415	7,453	-	1,289	46,157	-
Total			$ 196,241	$ 7,453	$ (112,188)	$ (21,011)	$ 70,495	$ 60,530

1)	Disposals during 2021 were made in order to capitalize on the share appreciation resulting from the strong commodity price environment.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.
The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [26]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

18.	Property, Plant and Equipment

	September 30, 2022
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total
Cost
Balance - January 1, 2022	$4,382	$4,793	$4,856	$14,031
Additions	-	-	188	188
Disposals	(4)	-	(59)	(63)
Balance - September 30, 2022	$4,378	$4,793	$4,985	$14,156
Accumulated Depreciation
Balance - January 1, 2022	$(3,226)	$(2,196)	$(3,100)	$(8,522)
Disposals	4	-	59	63
Depreciation	(241)	(576)	(375)	(1,192)
Balance - September 30, 2022	$(3,463)	$(2,772)	$(3,416)	$(9,651)
Net book value - September 30, 2022	$915	$2,021	$1,569	$4,505

	December 31, 2021
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total
Cost
Balance - January 1, 2021	$4,382	$4,793	$4,131	$13,306
Additions	-	-	730	730
Disposals	-	-	(5)	(5)
Balance - December 31, 2021	$4,382	$4,793	$4,856	$14,031
Accumulated Depreciation
Balance - January 1, 2021	$(2,906)	$(1,444)	$(2,667)	$(7,017)
Disposals	-	-	5	5
Depreciation	(320)	(752)	(438)	(1,510)
Balance - December 31, 2021	$(3,226)	$(2,196)	$(3,100)	$(8,522)
Net book value - December 31, 2021	$1,156	$2,597	$1,756	$5,509

19.	Credit Facilities
19.1.	Sustainability-Linked Revolving Credit Facility

	September 30	December 31
(in thousands)	2022	2021
Current portion	$-	$-
Long-term portion	-	-
Gross bank debt outstanding [1]	$-	$-

1)	There is $6 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other (see Note 27).

On July 18, 2022, the term of the Company’s $2 billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on July 18, 2027.

The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at September 30, 2022.

At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) the Secured Overnight Financing Rate (“SOFR”) plus 1.10% to 2.30%; or (ii) the Bank of
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [27]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

Nova Scotia’s Base Rate plus 0.00% to 1.05%. Under both options, the interest rate shall not be less than 0%. In connection with the extension, the interest rate paid on drawn amounts and standby fees will be adjusted by up to +/- 0.05% and +/- 0.01%, respectively, based upon the Company’s performance in three sustainability-related areas including climate change, diversity and overall performance in sustainability. During the three and nine months ended September 30, 2022 and September 30, 2021, the stand-by fee rate was 0.20%.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

19.2.	Lease Liabilities
The lease liability on the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

	September 30	December 31
(in thousands)	2022	2021
Current portion	$803	$813
Long-term portion	1,348	2,060
Total lease liabilities	$2,151	$2,873

The maturity analysis, on an undiscounted basis, of these leases is as follows:

September 30
(in thousands)	2022
Not later than 1 year	$834
Later than 1 year and not later than 5 years	1,417
Later than 5 years	-
Total lease liabilities	$2,251

19.3.	Finance Costs
A summary of the Company’s finance costs associated with the above facilities during the period is as follows:

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2022	2021	2022	2021
Interest Expense During Period
Average principal outstanding during period		$-	$-	$-	$26,007
Average effective interest rate during period	19.1	n.a.	n.a.	n.a.	1.17%
Total interest expense incurred during period		$-	$-	$-	$229
Costs related to undrawn credit facilities	19.1	1,311	1,349	3,950	3,985
Interest expense - lease liabilities	19.2	22	30	72	95
Letters of guarantee	5.3	65	-	187	-
Total finance costs		$1,398	$1,379	$4,209	$4,309

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [28]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

20.	Issued Capital

	Note	September 30	December 31
(in thousands)		2022	2021
Issued capital
Share capital issued and outstanding: 451,962,960 common shares (December 31, 2021: 450,863,952 common shares)	20.1	$3,741,211	$3,698,998

20.1.	Shares Issued
The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at September 30, 2022, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2021 to September 30, 2022 is presented below:
	Number of Shares	Weighted Average Price
At January 1, 2021	449,458,394
Share purchase options exercised [1]	289,745	Cdn$23.80
Restricted share units released [1]	116,880	Cdn$0.00
Dividend reinvestment plan [2]	406,470	US$44.13
At June 30, 2021	450,271,489
Share purchase options exercised [1]	7,095	Cdn$32.62
Dividend reinvestment plan [2]	228,728	US$45.06
At September 30, 2021	450,507,312
Share purchase options exercised [1]	102,040	Cdn$27.73
Dividend reinvestment plan [2]	254,600	US$40.50
At December 31, 2021	450,863,952
Share purchase options exercised [1]	329,914	Cdn$28.87
Restricted share units released [1]	87,838	Cdn$0.00
Dividend reinvestment plan [2]	410,488	US$44.53
At June 30, 2022	451,692,192
Dividend reinvestment plan [2]	270,768	US$30.53
At September 30, 2022	451,962,960

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 1%.

At the Market Equity Program
The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at September 30, 2022, the Company has not issued any shares under the ATM program.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [29]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

20.2.	Dividends Declared

	Three Months Ended September 30				Nine Months Ended September 30
(in thousands, except per share amounts)	2022		2021		2022		2021
Dividends declared per share	$0.15		$0.15		$0.45		$0.42
Average number of shares eligible for dividend	451,690		450,274		451,444		450,065
Total dividends paid	$67,754		$67,541		$203,150		$189,027
Paid as follows:
Cash	$59,487	88%	$57,235	85%	$176,604	87%	$160,783	85%
DRIP [1]	8,267	12%	10,306	15%	26,546	13%	28,244	15%
Total dividends paid	$67,754	100%	$67,541	100%	$203,150	100%	$189,027	100%
Shares issued under the DRIP	271		229		681		635

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.
2)	As at September 30, 2022, cumulative dividends of $1,727 million have been declared and paid by the Company.

21.	Reserves

	Note	September 30	December 31
(in thousands)		2022	2021
Reserves
Share purchase warrants	21.1	$83,077	$83,077
Share purchase options	21.2	22,696	22,349
Restricted share units	21.3	7,281	7,196
Long-term investment revaluation reserve, net of tax	21.4	(105,590)	(65,586)
Total reserves		$7,464	$47,036

21.1.	Share Purchase Warrants
The Company’s share purchase warrants (“warrants”) are presented below:
	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
Warrants outstanding	10,000,000	$ 43.75	1.00	$83,077

The warrants expire on February 28, 2023. Each warrant entitles the holder the right to purchase one of the Company’s common shares.

21.2.	Share Purchase Options
The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five to seven years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two or three years.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [30]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Nine Months Ended September 30
	2022	2021
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$60.00	Cdn$49.86
Expected dividend yield	1.32%	1.53%
Expected volatility	35%	35%
Risk-free interest rate	1.72%	0.51%
Expected option life, in years	3.0	3.0
Weighted average fair value per option granted	Cdn$13.84	Cdn$10.69
Number of options issued during the period	283,440	317,560
Total fair value of options issued (000's)	$ 3,069	$ 2,720

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2021 to September 30, 2022 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2021	1,786,817	Cdn$29.54
Granted (fair value - $3 million or Cdn$10.69 per option)	317,560	49.86
Exercised	(289,745)	23.80
At June 30, 2021	1,814,632	Cdn$33.92
Exercised	(7,095)	32.62
At September 30, 2021	1,807,537	Cdn$34.05
Exercised	(102,040)	27.73
At December 31, 2021	1,705,497	Cdn$34.40
Granted (fair value - $3 million or Cdn$13.84 per option)	283,440	60.00
Exercised	(329,914)	28.87
Forfeited	(6,154)	49.86
At September 30, 2022	1,652,869	Cdn$39.12

As it relates to share purchase options, during the nine months ended September 30, 2022, the weighted average share price at the time of exercise was Cdn$60.33 per share, with all exercises taking place during the six months ended June 30, 2022. as compared to Cdn$56.73 per share (nine months - Cdn$50.18 per share) during the comparable period in 2021.

21.3.	Restricted Share Units (“RSUs”)
The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [31]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two to three years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification Share Based Compensation.

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2021 to September 30, 2022 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted
At January 1, 2021	370,258	$22.40
Granted (fair value - $4 million)	96,680	39.95
Released	(116,880)	24.09
At September 30 and December 31, 2021	350,058	$26.69
Granted (fair value - $4 million)	91,780	46.72
Released	(87,838)	28.85
Forfeited	(1,320)	39.95
At September 30, 2022	352,680	$31.31

21.4.	Long-Term Investment Revaluation Reserve
The Company’s long-term investments in common shares (Note 17) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [32]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2021 to September 30, 2022 is presented below:

(in thousands)		Change in Fair Value	Deferred Tax Recovery (Expense)	Total
At January 1, 2021		$ 22,103	$ (6,968)	$ 15,135
Unrealized gain (loss) on LTIs [1]		(2,543)	(2,616)	(5,159)
Reallocate reserve to retained earnings upon disposal of LTIs [1]		(60,530)	7,411	(53,119)
At June 30, 2021		$ (40,970)	$ (2,173)	$ (43,143)
Unrealized gain (loss) on LTIs [1]		(18,468)	627	(17,841)
At September 30, 2021		$ (59,438)	$ (1,546)	$ (60,984)
Unrealized gain (loss) on LTIs [1]		7,011	(325)	6,686
Reallocate reserve to retained earnings upon disposal of LTIs [1]		(13,048)	1,760	(11,288)
At December 31, 2021		$ (65,475)	$ (111)	$ (65,586)
Unrealized gain (loss) on LTIs [1]		(33,783)	155	(33,628)
At June 30, 2022		$ (99,258)	$ 44	$ (99,214)
Unrealized gain (loss) on LTIs [1]		(10,719)	546	(10,173)
Reallocate reserve to retained earnings upon disposal of LTIs [1]	17	3,797	-	3,797
At September 30, 2022		$(106,180)	$ 590	$(105,590)

1)	LTIs refers to long-term investments in common shares held.

22.	Share Based Compensation
The Company’s share based compensation consists of share purchase options (Note 21.2), restricted share units (Note 21.3) and performance share units (Note 22.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

22.1.	Performance Share Units (“PSUs”)
The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [33]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2021 to September 30, 2022 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability
At January 1, 2021	593,150	$29,081
Granted	134,180	-
Accrual related to the fair value of the PSUs outstanding	-	6,977
Foreign exchange adjustment	-	491
Paid	(213,820)	(16,929)
At June 30, 2021	513,510	$19,620
Accrual related to the fair value of the PSUs outstanding	-	2,824
Foreign exchange adjustment	-	(429)
At September 30, 2021	513,510	$22,015
Accrual related to the fair value of the PSUs outstanding	-	4,203
Foreign exchange adjustment	-	87
At December 31, 2021	513,510	$26,305
Granted	129,140	-
Accrual related to the fair value of the PSUs outstanding	-	8,736
Foreign exchange adjustment	-	(223)
Paid	(184,780)	(18,247)
Forfeited	(3,970)	(65)
At June 30, 2022	453,900	$16,506
Accrual related to the fair value of the PSUs outstanding	-	(1,492)
Foreign exchange adjustment	-	(783)
Paid	(1,950)	(163)
At September 30, 2022	451,950	$14,068

A summary of the PSUs outstanding at September 30, 2022 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Sep 30, 2022	PSU Liability at Sep 30, 2022
2020	2023	192,600	$31.90	200%	85%	10,407
2021	2024	130,210	$31.53	139%	51%	2,931
2022	2025	129,140	$31.11	100%	18%	730
		451,950				$ 14,068

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [34]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

23.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)
Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Basic weighted average number of shares outstanding	451,757	450,326	451,402	449,977
Effect of dilutive securities
Share purchase options	276	1,041	468	1,034
Restricted share units	353	350	351	358
Diluted weighted average number of shares outstanding	452,386	451,717	452,221	451,369

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$42.87 (nine months - Cdn$51.03), compared to Cdn$54.92 (nine months - Cdn$53.27) for the comparable period in 2021.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Share purchase options	593	-	344	-
Share purchase warrants	10,000	10,000	10,000	10,000
Total	10,593	10,000	10,344	10,000

24.	Supplemental Cash Flow Information

Change in Non-Cash Working Capital

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Change in non-cash working capital
Accounts receivable	$2,013	$2,572	$41	$(4,498)
Accounts payable and accrued liabilities	1,661	2,796	(2,692)	1,776
Other	1,054	(934)	(1,174)	(2,619)
Total change in non-cash working capital	$4,728	$4,434	$(3,825)	$(5,341)

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [35]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

Non-Cash Transactions – Receipt of Shares as Consideration for Termination of Keno Hill PMPA
As more fully described in notes 12 and 17, on September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for 34,800,989 common shares of Hecla valued at $141 million.

Non-Cash Transactions – Termination of Convertible Note Receivable and Non-Revolving Term Loan
As more fully described in notes 14, 16 and 17, on February 18, 2022, the Company terminated the Kutcho Convertible Note and non-revolving term loan in exchange for shares of Kutcho valued at $6.7 million in addition to certain other modifications to the Kutcho Early Deposit Agreement (Note 14).

Non-Cash Transactions – Payment of Dividends Under DRIP
As more fully described in Note 20.2, during the nine months ended September 30, 2022, the Company declared and paid dividends to its shareholders in the amount of $0.45 per common share for total dividends of $203 million. Approximately 13% of shareholders elected to have their dividends reinvested in common shares of the Company under the Company's dividend reinvestment plan ("DRIP"). As a result, $177 million of dividend payments were made in cash and $27 million in common shares issued. For the comparable period in 2021, the Company declared and paid dividends to its shareholders in the amount of $0.42 per common share for total dividends of $189 million, with the payment being comprised of $161 million in cash and $28 million in common shares issued.

Non-Cash Transactions – Receipt of Shares as Consideration for Disposal of Long-Term Equity Investments
As more fully explained in note 17, during 2022, the Company received common shares valued at $4.6 million as consideration for the disposal of long-term equity investments.

Cash and Cash Equivalents

	September 30	December 31
(in thousands)	2022	2021
Cash and cash equivalents comprised of:
Cash	$494,618	$126,053
Cash equivalents	-	99,992
Total cash and cash equivalents	$494,618	$226,045

Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity at inception of less than three months.

25.	Income Taxes
A summary of the Company’s income tax expense (recovery) is as follows:

Income Tax Expense (Recovery) in Net Earnings

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Current income tax expense (recovery)	$12,033	$34	$12,113	$(6,105)
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$20,920	$4,006	$30,042	$17,942
Write down (reversal of write down) or recognition of prior period temporary differences	(20,947)	(3,607)	(29,276)	(12,792)
Total deferred income tax expense (recovery)	$(27)	$399	$766	$5,150
Total income tax expense (recovery) recognized in net earnings	$12,006	$433	$12,879	$(955)

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [36]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

Income Tax Expense (Recovery) in Other Comprehensive Income

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Income tax expense (recovery) related to LTIs - common shares held	$(546)	$(627)	$(701)	$1,989

Income Tax Expense (Recovery) in Shareholders’ Equity1

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Current income tax expense (recovery)	$(5,935)	$18	$(5,932)	$(1,171)
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$5,935	$(18)	$5,932	$1,171
Write down (reversal of write down) or recognition of prior period temporary differences	$(3,644)	$269	$(4,143)	$(837)
Total deferred income tax expense (recovery)	$2,291	$251	$1,789	$334
Total income tax expense (recovery) recognized in equity	$(3,644)	$269	$(4,143)	$(837)

1)
Income tax expense (recovery) in shareholders’ equity relate to share financing fees. Share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, share financing fees are charged directly to issued capital.

Income Tax Rate Reconciliation
The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Earnings before income taxes	$208,466	$135,370	$515,880	$462,108
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense (recovery) based on above rates	$56,286	$36,550	$139,288	$124,769
Non-deductible portion of capital losses (non-taxable portion of capital gains)	-	-	(1,052)	-
Non-deductible stock based compensation and other	(104)	693	995	1,586
Differences in tax rates in foreign jurisdictions	(23,451)	(34,457)	(99,507)	(116,818)
Current period unrecognized temporary differences	222	1,254	2,431	2,300
Write down (reversal of write down) or recognition of prior period temporary differences	(20,947)	(3,607)	(29,276)	(12,792)
Total income tax expense (recovery) recognized in net earnings	$12,006	$433	$12,879	$(955)

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [37]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

The majority of the Company’s income generating activities, including the sale of precious metals, is conducted by its 100% owned subsidiary, Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.

Current Income Taxes Payable
The movement in current income taxes payable for the nine months ended September 30, 2022 is as follows:

(in thousands)	Current Taxes Payable
Current taxes payable - December 31, 2021	$ 132
Current income tax expense - income statement	12,113
Current income tax recovery - shareholders equity	(5,932)
Income taxes paid	(141)
Foreign exchange adjustments	(9)
Current taxes payable - September 30, 2022	$ 6,163

Deferred Income Taxes
The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the nine months ended September 30, 2022 and the year ended December 31, 2021 is shown below:

	Nine Months Ended September 30, 2022
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital loss carryforward [1]	$6,967	$(5,178)	$-	$(1,789)	$-
Capital loss carryforward	-	276	506	-	782
Other [2]	1,325	3,834	192	-	5,351
Deferred tax liabilities
Interest capitalized for accounting	(87)	87	-	-	-
Debt financing fees [3]	(737)	(23)	-	-	(760)
Kutcho Convertible Note	-	112	(112)	-	-
Unrealized gains on long-term investments	(170)	(727)	115	-	(782)
Mineral stream interests [4]	(7,298)	903	-	-	(6,395)
Foreign withholding tax	(100)	(50)	-	-	(150)
Total	$(100)	$(766)	$701	$(1,789)	$(1,954)
1)	As at September 30, 2022, the Company had no non-capital losses available to recognize against deferred tax liabilities.
2)	Other includes capital assets, cobalt inventory, charitable donation carryforward, and PSU and pension liabilities.
3)
Debt and share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

4)
The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production basis as described in Note 4.2.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [38]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

	Year Ended December 31, 2021
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital loss carryforward	$5,894	$967	$-	$106	$6,967
Capital loss carryforward	761	-	(761)	-	-
Other	5,500	(4,175)	-	-	1,325
Deferred tax liabilities
Interest capitalized for accounting	(87)	-	-	-	(87)
Debt and share financing fees	(728)	(9)	-	-	(737)
Unrealized gains on long-term investments	(7,808)	20	7,618	-	(170)
Mineral stream interests	(3,532)	(3,766)	-	-	(7,298)
Foreign withholding tax	(214)	114	-	-	(100)
Total	$(214)	$(6,849)	$6,857	$106	$(100)

Deferred income tax assets in Canada not recognized are shown below:

	September 30	December 31
(in thousands)	2022	2021
Non-capital loss carryforward [1]	$-	$19,293
Mineral stream interests	37,988	41,642
Other	1,194	8,149
Capital loss carryforward ²	9	-
Kutcho Convertible Note	-	901
Unrealized losses on long-term investments	14,704	9,593
Total	$53,895	$79,578

1)	As at September 30, 2022, the Company had fully recognized the tax effect of non-capital losses.
2)	As at September 30, 2022, the Company had not recognized the tax effect on $33,000 of net capital losses as a deferred tax asset.

26.	Other Current Assets
The composition of other current assets is shown below:

		September 30	December 31
(in thousands)	Note	2022	2021
Non-revolving term loan	16	$-	$816
Prepaid expenses		3,229	2,525
Cobalt inventory		11,286	8,712
Other		249	49
Total other current assets		$14,764	$12,102

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [39]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

27.	Other Long-Term Assets
The composition of other long-term assets is shown below:

		September 30	December 31
(in thousands)	Note	2022	2021
Intangible assets		$2,365	$2,652
Debt issue costs - Revolving Facility	19.1	5,962	5,620
Other		3,619	6,939
Total other long-term assets		$11,946	$15,211

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [40]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

28.	Commitments and Contingencies
Mineral Stream Interests
The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver, palladium and platinum and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased					Per Unit of Measurement Cash Payment [1]					Term of Agreement	Date of Original Contract
	Gold	Silver	Palladium	Cobalt	Platinum	Gold	Silver	Palladium	Cobalt	Platinum
Peñasquito	0%	25%	0%	0%	0%	n/a	$4.36	n/a	n/a	n/a	Life of Mine	24-Jul-07
Constancia	50%	100%	0%	0%	0%	$416 ²	$6.14 ²	n/a	n/a	n/a	Life of Mine	8-Aug-12
Salobo	75%	0%	0%	0%	0%	$416	n/a	n/a	n/a	n/a	Life of Mine	28-Feb-13
Sudbury	70%	0%	0%	0%	0%	$400	n/a	n/a	n/a	n/a	20 years	28-Feb-13
Antamina	0%	33.75%	0%	0%	0%	n/a	20%	n/a	n/a	n/a	Life of Mine	3-Nov-15
San Dimas	variable ³	0% ³	0%	0%	0%	$624	n/a	n/a	n/a	n/a	Life of Mine	10-May-18
Stillwater	100%	0%	4.5% ⁴	0%	0%	18% ⁵	n/a	18% ⁵	n/a	n/a	Life of Mine	16-Jul-18
Voisey's Bay	0%	0%	0%	42.4% ⁶	0%	n/a	n/a	n/a	18% ⁷	n/a	Life of Mine	11-Jun-18
Marathon	100% ⁸	0%	0%	0%	22% ⁸	18% ⁵	n/a	n/a	n/a	18% ⁵	Life of Mine	26-Jan-22
Other
Los Filos	0%	100%	0%	0%	0%	n/a	$4.60	n/a	n/a	n/a	25 years	15-Oct-04
Zinkgruvan	0%	100%	0%	0%	0%	n/a	$4.53	n/a	n/a	n/a	Life of Mine	8-Dec-04
Yauliyacu	0%	100% ⁹	0%	0%	0%	n/a	$9.05 ¹⁰	n/a	n/a	n/a	Life of Mine	23-Mar-06
Stratoni	0%	100%	0%	0%	0%	n/a	$11.54	n/a	n/a	n/a	Life of Mine	23-Apr-07
Neves-Corvo	0%	100%	0%	0%	0%	n/a	$4.42	n/a	n/a	n/a	50 years	5-Jun-07
Aljustrel	0%	100% ¹¹	0%	0%	0%	n/a	50%	n/a	n/a	n/a	50 years	5-Jun-07
Minto	100% ¹²	100%	0%	0%	0%	65% ¹³	$4.35	n/a	n/a	n/a	Life of Mine	20-Nov-08
Pascua-Lama	0%	25%	0%	0%	0%	n/a	$3.90	n/a	n/a	n/a	Life of Mine	8-Sep-09
Copper World ¹⁴	100%	100%	0%	0%	0%	$450	$3.90	n/a	n/a	n/a	Life of Mine	10-Feb-10
Loma de La Plata	0%	12.5%	0%	0%	0%	n/a	$4.00	n/a	n/a	n/a	Life of Mine	n/a ¹⁵
777	50%	100%	0%	0%	0%	$433 ²	$6.38 ²	n/a	n/a	n/a	Life of Mine	8-Aug-12
Marmato	10.5% ¹⁶	100% ¹⁶	0%	0%	0%	18% ¹⁷	18% ¹⁷	n/a	n/a	n/a	Life of Mine	5-Nov-20
Cozamin	0%	50% ¹⁸	0%	0%	0%	n/a	10%	n/a	n/a	n/a	Life of Mine	11-Dec-20
Santo Domingo	100% ¹⁹	0%	0%	0%	0%	18% ⁵	n/a	n/a	n/a	n/a	Life of Mine	24-Mar-21
Fenix	6% ²⁰	0%	0%	0%	0%	18% ⁵	n/a	n/a	n/a	n/a	Life of Mine	15-Nov-21
Blackwater	8% ²¹	50% ²¹	0%	0%	0%	35%	18% ⁵	n/a	n/a	n/a	Life of Mine	13-Dec-21
Curipamba	50% ²²	75% ²²	0%	0%	0%	18% ⁵	18% ⁵	n/a	n/a	n/a	Life of Mine	17-Jan-22
Goose	4.15% ²³	0%	0%	0%	0%	18% ⁵	n/a	n/a	n/a	n/a	Life of Mine	8-Feb-22
Early Deposit
Toroparu	10%	50%	0%	0%	0%	$400	$3.90	n/a	n/a	n/a	Life of Mine	11-Nov-13
Cotabambas	25% ²⁴	100% ²⁴	0%	0%	0%	$450	$5.90	n/a	n/a	n/a	Life of Mine	21-Mar-16
Kutcho	100%	100%	0%	0%	0%	20%	20%	n/a	n/a	n/a	Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per unit of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per unit cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.48, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)
The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)
To be increased to 22% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%, respectively.
9)	Per annum the Company will purchase an amount equal to 100% of the first 1.5 million ounces of silver for which an offtaker payment is due, and 50% of any excess.
10)
Should the market price of silver exceed $20 per ounce, in addition to the $9.05 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $19.05 per ounce of silver delivered.

11)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
12)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [41]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

13)
The Company is currently negotiating an amendment to the Minto PMPA such that the cash payment per ounce of gold delivered will be the lower of 65% of the spot price of gold and $1,250. This proposed amended pricing will end on the earlier of (i) January 27, 2023; or (ii) once 27,000 ounces of gold have been delivered to the Company. Once this proposed amended pricing ends, the cash payment per ounce of gold delivered will be the lower of 50% of the spot price of gold and $1,000. In the event that the parties are unable to finalize the terms of the proposed amendment, the production payment will remain as set out in the existing Minto PMPA, being a fixed price of $325 per ounce.

14)	Copper World Complex (formerly referred to as Rosemont in these financial statements).
15)	Terms of the agreement not yet finalized.
16)
Once Wheaton has received 190,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 3.25% and 50%, respectively.

17)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
18)	Once Wheaton has received 10 million ounces under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
19)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
20)
Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the Company attributable gold production will be reduced to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

21)
Once the Company has received 279,908 ounces of gold under the Blackwater gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater silver PMPA, the attributable silver production will be reduced to 33%.

22)
Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

23)
The Company is committed to purchase 4.15% of Goose gold production until 130,000 ounces are delivered to the Company, thereafter 2.15% of Goose gold production until 200,000 ounces are delivered to the Company and 1.5% of Goose gold production thereafter for the life of mine.

24)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced under the Cotabambas PMPA, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [42]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

Other Contractual Obligations and Contingencies

	Projected Payment Dates [1]
(in thousands)	2022	2023 - 2024	2025 - 2026	After 2026	Sub-Total	Other Commitments [2]	Total
Payments for mineral stream interests
Copper World [3]	$-	$-	$-	$-	$-	$231,150	$231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Marmato	-	122,000	-	-	122,000	-	122,000
Santo Domingo	-	-	-	-	-	260,000	260,000
Salobo [4]	-	646,000	-	-	646,000	-	646,000
Fenix Gold	-	-	-	-	-	25,000	25,000
Blackwater	35,250	105,750	-	-	141,000	-	141,000
Marathon	-	102,133	43,771	-	145,904	-	145,904
Curipamba	13,500	118,125	43,875	-	175,500	-	175,500
Goose	31,250	62,500	-	-	93,750	-	93,750
Payments for early deposit mineral stream interest
Toroparu	-	138,000	-	-	138,000	-	138,000
Cotabambas	-	1,000	-	-	1,000	126,000	127,000
Kutcho	-	-	-	-	-	58,000	58,000
Leases liabilities	215	1,748	290	-	2,253	-	2,253
Total contractual obligations	$80,215	$1,297,256	$87,936	$-	$1,465,407	$732,550	$2,197,957

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	Projected payment date cannot be reasonably estimated due to insufficient clarity on timing associated with satisfaction of conditions precedent for payment.
3)	Copper World Complex (formerly referred to as Rosemont in these financial statements). Figure includes contingent transaction costs of $1 million.
4)
As more fully explained on the following page, assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million.

5)	The Company anticipates construction to begin in this period.

Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex (formerly referred to as Rosemont in these financial statements) and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. Hudbay and certain affiliates have provided the Company with a corporate guarantee and other security.

As per Hudbay’s press release of May 12, 2022, the Ninth Circuit affirmed the U.S. District Court for Arizona’s previous decision to vacate and remand the Final Record of Decision for the Rosemont deposit within the Copper World Complex in Arizona.

Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“Pan American”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining total upfront cash payments of $110 million. Of this amount, $34 million was paid on April 15, 2021; $4 million was paid on February 28, 2022; and the remaining amount is payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions. Under the amended terms of the Marmato PMPA, the Company is committed to pay Aris Mining an additional cash consideration of $65 million, $15 million of which was paid to Aris
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [43]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

Mining on April 11, 2022 and the remaining $50 million is payable during the construction and development of the Lower Mine.

Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone total upfront cash payments of $290 million, $30 million of which was paid on April 21, 2021 and the remaining portion of which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Salobo
The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start by the end of 2022 with a 15-month ramp-up period, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa.
If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $892 million if throughput is expanded beyond 40 Mtpa by January 1, 2023. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) during 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.

Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay total cash consideration of $50 million, of which $25 million was paid on March 25, 2022. The remaining $25 million is payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Project, and certain other conditions.

On June 28, 2022, Rio2 provided an update on the Fenix Gold environmental assessment process. The Environmental Assessment Service (“SEA”) published the Consolidation Evaluation Report with the recommendation to reject the EIA as it has been alleged that Rio2 has not provided enough information during the evaluation process to eliminate adverse impacts over the chinchilla, guanaco, and vicuña. On July 5, 2022, Rio2 announced that the Regional Evaluation Commission has voted to not approve the EIA. On September 7, 2022, Rio2 announced that on review of the Environmental Qualification Resolution (“RCA”), Rio2 identified numerous discrepancies with factual and procedural matters in the RCA and Rio2 has filed an administrative appeal on August 31, 2022. In parallel with the administrative appeal process, Rio2 indicate that they will work closely with regional authorities to address any remaining concerns. The estimated timing for obtaining EIA approval is approximately one and a half to two years.

The Company’s management has determined that no indicator of impairment existed as of the balance sheet date and will continue to monitor Rio2’s response to the Regional Evaluation Commission decision.

Blackwater
Under the terms of the Blackwater Silver PMPA, the Company is committed to pay total upfront consideration of $141 million, which is payable in four equal installments during the construction of the Blackwater Project, subject to customary conditions being satisfied.

Marathon
Under the terms of the Marathon PMPA, the Company is committed to pay total upfront cash consideration of $181 million (Cdn$240 million), of which $16 million (Cdn$20 million) was paid on March 31, 2022 and $15 million (Cdn$20 million) was paid on September 7, 2022. The remainder is to be paid in four staged installments during construction, subject to various customary conditions being satisfied.

Curipamba
Under the terms of the Curipamba PMPA, the Company is committed to pay total upfront cash consideration of $175.5 million, $13 million of which is available pre-construction and $500,000 of which will be paid to support certain local community development initiatives around the Curipamba Project. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [44]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

Goose
Under the terms of the Goose PMPA, the Company is committed to pay total upfront cash consideration of $125 million in four equal installments during construction of the Goose Project, subject to customary conditions. The initial payment of $31.25 million was paid on September 28, 2022.

Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation by December 31, 2022. Following the delivery of this documentation (or after December 31, 2022 if the feasibility documentation has not been delivered to Wheaton by such date) Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $13 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $1 million to Panoro, spread over up to two years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Canada Revenue Agency – Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments
The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).

In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules.  The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when the currently ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [45]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of those ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [46]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

29. Segmented Information
Operating Segments
The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended September 30, 2022
Sales		Cost of Sales	Depletion	Impairment Reversal / Gain on Disposal [1]	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Gold
Salobo	$54,860	$13,244	$10,616	$-	$31,000	$41,617	$2,396,952
Sudbury [2]	8,984	2,059	5,622	-	1,303	5,943	288,863
Constancia	10,925	2,630	1,717	-	6,578	8,295	97,213
San Dimas	17,579	6,366	2,646	-	8,567	11,213	158,704
Stillwater	3,667	675	912	-	2,080	2,992	216,617
Other [3]	11,113	4,424	378	-	6,311	5,562	461,359
Total gold interests	$107,128	$29,398	$21,891	$-	$55,839	$75,622	$3,619,708
Silver
Peñasquito	$30,857	$6,972	$5,703	$-	$18,182	$23,885	$301,040
Antamina	22,287	4,337	8,152	-	9,798	17,951	553,231
Constancia	9,613	3,050	3,165	-	3,398	6,563	195,507
Other [4]	37,513	14,879	13,566	(114,755)	123,823	21,896	538,739
Total silver interests	$100,270	$29,238	$30,586	$(114,755)	$155,201	$70,295	$1,588,517
Palladium
Stillwater	$8,838	$1,493	$1,688	$-	$5,657	$7,344	$228,168
Platinum
Marathon	$-	$-	$-	$-	$-	$-	$9,425
Cobalt
Voisey's Bay	$2,600	$826	$1,563	$-	$211	$7,352	$361,238
Total mineral stream interests	$218,836	$60,955	$55,728	$(114,755)	$216,908	$160,613	$5,807,056
Other
General and administrative					$(8,360)	$(5,503)
Share based compensation					(77)	-
Donations and community investments					(1,406)	(1,413)
Finance costs					(1,398)	(1,020)
Other					2,799	1,849
Income tax					(12,006)	(29)
Total other					$(20,448)	$(6,116)	$780,539
Consolidated					$196,460	$154,497	$6,587,595

1)	See Notes 12 and 13 for more information.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Copper World Complex (formerly referred to as Rosemont in these financial statements), Santo Domingo, Fenix, Blackwater, Marathon, Curipamba and Goose gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

4)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Neves-Corvo, Aljustrel, Minto, Cozamin, Marmato and 777 silver interests, the non-operating Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in these financial statements), Blackwater and Curipamba silver interests and the previously owned Keno Hill silver interest. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. The Stratoni mine was placed into care and maintenance during Q4-2021. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock (see Note 12).

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [47]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

Three Months Ended September 30, 2021
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Gold
Salobo	$63,154	$14,501	$13,149	$35,504	$50,404	$2,455,567
Sudbury [1]	3,436	766	1,962	708	2,242	308,158
Constancia	14,645	3,352	2,570	8,723	11,487	101,741
San Dimas	20,365	7,014	3,658	9,693	13,351	171,617
Stillwater	5,061	918	1,119	3,024	4,144	220,949
Other [2]	14,755	4,854	315	9,586	9,887	64,985
Total gold interests	$121,416	$31,405	$22,773	$67,238	$91,515	$3,323,017
Silver
Peñasquito	$53,259	$9,483	$7,844	$35,932	$43,776	$328,470
Antamina	36,000	7,196	11,301	17,503	28,993	589,816
Constancia	11,668	2,932	3,660	5,076	9,033	208,537
Other [3]	29,660	8,171	5,803	15,686	24,011	602,796
Total silver interests	$130,587	$27,782	$28,608	$74,197	$105,813	$1,729,619
Palladium
Stillwater	$13,834	$2,667	$2,523	$8,644	$11,168	$234,883
Cobalt
Voisey's Bay	$3,120	$675	$1,072	$1,373	$159	$218,144
Total mineral stream interests	$268,957	$62,529	$54,976	$151,452	$208,655	$5,505,663
Other
General and administrative				$(7,932)	$(4,729)
Share based compensation				(4,139)	-
Donations and community investments				(1,524)	(1,671)
Finance costs				(1,379)	(1,039)
Other				(1,108)	71
Income tax				(433)	-
Total other				$(16,515)	$(7,368)	$541,077
Consolidated				$134,937	$201,287	$6,046,740

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Copper World Complex gold interest (formerly referred to as Rosemont in these financial statements). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

3)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo, Minto, 777, Marmato and Cozamin silver interests, the non-operating Loma de La Plata, Copper World Complex (formerly referred to as Rosemont in these financial statements) and Pascua-Lama silver interests and the previously owned Keno Hill silver interest. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock (see Note 12).

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [48]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

Nine Months Ended September 30, 2022
Sales		Cost of Sales	Depletion	Impairment Reversal / Gain on Disposal [1]	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Gold
Salobo	$225,267	$51,134	$40,987	$-	$133,146	$174,134	$2,396,952
Sudbury [2]	30,673	6,710	18,306	-	5,657	22,980	288,863
Constancia	44,480	10,018	6,576	-	27,886	34,463	97,213
San Dimas	56,335	19,221	8,019	-	29,095	37,114	158,704
Stillwater	13,503	2,433	3,168	-	7,902	11,070	216,617
Other [3]	40,388	16,203	1,002	-	23,183	22,912	461,359
Total gold interests	$410,646	$105,719	$78,058	$-	$226,869	$302,673	$3,619,708
Silver
Peñasquito	$130,686	$25,650	$20,978	$-	$84,058	$105,036	$301,040
Antamina	84,093	16,793	26,821	-	40,479	66,952	553,231
Constancia	36,227	9,967	10,377	-	15,883	26,260	195,507
Other [4]	113,823	37,974	29,836	(114,755)	160,768	75,969	538,739
Total silver interests	$364,829	$90,384	$88,012	$(114,755)	$301,188	$274,217	$1,588,517
Palladium
Stillwater	$25,574	$4,475	$4,662	$-	$16,437	$21,099	$228,168
Platinum
Marathon	$-	$-	$-	$-	$-	$-	$9,425
Cobalt
Voisey's Bay	$27,953	$5,313	$8,080	$-	$14,560	$24,683	$361,238
Total mineral stream interests	$829,002	$205,891	$178,812	$(114,755)	$559,054	$622,672	$5,807,056
Other
General and administrative					$(27,448)	$(28,933)
Share based compensation					(11,586)	(18,161)
Donations and community investments					(3,379)	(2,976)
Finance costs					(4,209)	(3,107)
Other					3,448	2,042
Income tax					(12,879)	(141)
Total other					$(56,053)	$(51,276)	$780,539
Consolidated					$503,001	$571,396	$6,587,595

1)	See Notes 12 and 13 for more information.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Copper World Complex (formerly referred to as Rosemont in these financial statements), Santo Domingo, Fenix,  Blackwater, Marathon, Curipamba and Goose gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

4)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Neves-Corvo, Aljustrel, Minto, Cozamin, Marmato and 777 silver interests, the non-operating Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in these financial statements), Blackwater and Curipamba silver interests and the previously owned Keno Hill silver interest. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. The Stratoni mine was placed into care and maintenance during Q4-2021. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock (see Note 12).

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [49]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

Nine Months Ended September 30, 2021
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Gold
Salobo	$258,549	$59,306	$53,777	$145,466	$200,993	$2,455,567
Sudbury [1]	22,742	5,020	12,858	4,864	17,722	308,158
Constancia	21,829	4,983	3,828	13,018	17,040	101,741
San Dimas	58,981	20,226	10,585	28,170	38,755	171,617
Stillwater	15,212	2,768	3,361	9,083	12,444	220,949
Other [2]	41,421	13,418	1,532	26,471	27,981	64,985
Total gold interests	$418,734	$105,721	$85,941	$227,072	$314,935	$3,323,017
Silver
Peñasquito	$159,374	$26,720	$22,102	$110,552	$132,655	$328,470
Antamina	126,484	25,260	37,118	64,106	100,597	589,816
Constancia	28,605	6,792	8,507	13,306	22,109	208,537
Other [3]	139,461	45,387	29,908	64,166	97,241	602,796
Total silver interests	$453,924	$104,159	$97,635	$252,130	$352,602	$1,729,619
Palladium
Stillwater	$36,932	$6,804	$6,506	$23,622	$30,128	$234,883
Cobalt
Voisey's Bay	$13,878	$3,073	$5,376	$5,429	$1,244	$218,144
Total mineral stream interests	$923,468	$219,757	$195,458	$508,253	$698,909	$5,505,663
Other
General and administrative				$(26,572)	$(25,898)
Share based compensation				(13,746)	(16,926)
Donations and community investments				(3,712)	(3,247)
Finance costs				(4,309)	(3,246)
Other				2,194	315
Income tax				955	(51)
Total other				$(45,190)	$(49,053)	$541,077
Consolidated				$463,063	$649,856	$6,046,740

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Copper World Complex gold interest (formerly referred to as Rosemont in these financial statements). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

3)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo, Minto, 777, Marmato and Cozamin silver interests, the non-operating Loma de La Plata, Copper World Complex (formerly referred to as Rosemont in these financial statements) and Pascua-Lama silver interests and the previously owned Keno Hill silver interest. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock (see Note 12)..

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [50]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

Geographical Areas
The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

	Sales					Carrying Amount at September 30, 2022
(in thousands)	Three Month Ended Sep 30, 2022		Nine Months Ended Sep 30, 2022		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total
North America
Canada	$23,873	11%	$104,254	13%	$650,037	$2,323	$-	$9,425	$361,238	$1,023,023
United States	12,505	6%	39,077	5%	216,618	566	228,168	-	-	445,352
Mexico	51,863	24%	199,977	24%	158,702	433,131	-	-	-	591,833
Europe
Greece	-	0%	3,291	0%	-	-	-	-	-	-
Portugal	5,473	3%	20,159	2%	-	18,458	-	-	-	18,458
Sweden	6,655	3%	29,323	4%	-	29,688	-	-	-	29,688
South America
Argentina/Chile [1]	-	0%	-	0%	-	253,514	-	-	-	253,514
Argentina	-	0%	-	0%	-	10,889	-	-	-	10,889
Chile	-	0%	-	0%	56,534	-	-	-	-	56,534
Brazil	54,860	25%	225,267	27%	2,396,951	-	-	-	-	2,396,951
Peru	62,216	27%	203,610	25%	97,213	832,585	-	-	-	929,798
Ecuador	-	0%	-	0%	574	207	-	-	-	781
Colombia	1,391	1%	4,044	0%	43,079	7,156	-	-	-	50,235
Consolidated	$218,836	100%	$829,002	100%	$3,619,708	$1,588,517	$228,168	$9,425	$361,238	$5,807,056

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Sales					Carrying Amount at September 30, 2021
(in thousands)	Three Month Ended Sep 30, 2021		Nine Months Ended Sep 30, 2021		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total
North America
Canada	$24,809	9%	$85,341	9%	$315,685	$28,180	$-	$-	$218,144	$562,009
United States	18,896	7%	52,143	6%	220,949	566	234,883	-	-	456,398
Mexico	78,025	29%	233,568	25%	171,616	472,160	-	-	-	643,776
Europe
Greece	989	0%	8,332	1%	-	-	-	-	-	-
Portugal	7,788	3%	32,082	3%	-	19,361	-	-	-	19,361
Sweden	7,588	3%	24,570	3%	-	31,615	-	-	-	31,615
South America
Argentina/Chile [1]	-	0%	-	0%	-	253,514	-	-	-	253,514
Argentina	-	0%	-	0%	-	10,889	-	-	-	10,889
Chile	-	0%	-	0%	31,274	-	-	-	-	31,274
Brazil	63,154	23%	258,549	28%	2,455,567	-	-	-	-	2,455,567
Peru	66,697	26%	223,894	24%	101,741	906,741	-	-	-	1,008,482
Colombia	1,011	0%	4,989	1%	26,185	6,593	-	-	-	32,778
Consolidated	$268,957	100%	$923,468	100%	$3,323,017	$1,729,619	$234,883	$-	$218,144	$5,505,663

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [51]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022 (US Dollars)

30.	Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend for the duration of 2022 equal to the dividend per common share declared in the prior quarter. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On November 3, 2022, the Board of Directors declared a dividend in the amount of $0.15 per common share, with this dividend being payable to shareholders of record on November 21, 2022 and is expected to be distributed on or about December 1, 2022. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [52]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE

WHEATON PRECIOUS METALS CORP.

Suite 3500

1021 West Hastings Street

Vancouver, BC V6E 0C3
Canada

T: 1 604 684 9648

F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue

Camana Bay
P.O. Box 1791 GT, Grand Cayman

Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM

New York Stock Exchange: WPM
London Stock Exchange: LSE

DIRECTORS

GEORGE BRACK, Chairman

JOHN BROUGH

JAIMIE DONOVAN
PETER GILLIN
CHANTAL GOSSELIN
GLENN IVES
CHARLES JEANNES
EDUARDO LUNA
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
& Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Sustainability & Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

TRANSFER AGENT
TSX Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: shareholderinquiries@tmx.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President,
Sustainability & Investor Relations
T:  1 604 684 9648
TF: 1 844 288 9878
E:  info@wheatonpm.com

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [53]

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

TSX | NYSE | LSE : WPM

wheatonpm.com

Value through streaming.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

WHEATON PRECIOUS METALS 2022 THIRD QUARTER FINANCIAL STATEMENTS [54]